May 30, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Large Cap Core Growth Fund (the Predecessor
Fund) as part of the Scotia Institutional Funds Trust and, under the date of November 25, 2013, we reported on the statement of assets and liabilities, including the schedule of investments, as of September 30, 2013 and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the three-year period then ended. On February
25, 2014, we resigned. We have read the statements made by the Large Cap Core Growth
Fund, a series of the Managed Portfolio Series, which we understand will be filed with the
Commission pursuant to Item 77k of Form N-SAR, dated May 30 ,2014 and we agree with such statements.

Very truly yours,

/s/ KPMG LLP